Orange S.A.

78, rue Olivier de Serres

75015 Paris

France

April 5, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:   Notice of Disclosure Filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Orange SA has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on April 4, 2015.

Sincerely,

ORANGE SA

By:     /s/   Cédric Testut

Name:   Cédric Testut

Title:     General Counsel Financial & corporate law